Exhibit 99

Attachment A

This Form 3 is being filed by Viterra Inc., a corporation incorporated under the laws of Canada (“Viterra”). Agricore United Holdings Inc., a corporation incorporated under the laws of Delaware and a wholly-owned subsidiary of Viterra (“Parent”), and Bluebird Acquisition Corporation, a corporation incorporated under the laws of North Dakota and a wholly-owned subsidiary of Parent (“Merger Sub”), may also be deemed to be beneficial owners of the Subject Shares (as defined below).

On March 10, 2010, Parent, Merger Sub and Dakota Growers Pasta Company, Inc., a North Dakota corporation (the “Issuer”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Pursuant to the Merger Agreement, (i) Merger Sub will make a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock of the Issuer, $.01 par value per share (“Issuer Common Stock”) at a price of $18.28 per share in cash (the “Common Offer Price”) and all of the issued and outstanding shares of Series D Delivery Preferred Stock of the Issuer, $.01 par value per share (“Series D Preferred Stock”) at a price of $0.10 per share in cash, without interest and less any required withholding taxes, and (ii) after acceptance of the tendered shares of Issuer Common Stock and Series D Preferred Stock for payment by Merger Sub and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation in the Merger as a wholly-owned subsidiary of Parent.  In the Merger, each share of Issuer Common Stock will be converted into the right to receive $18.28 in cash and each share of Series D Preferred Stock will be converted into the right to receive $0.10 per share in cash, in each case, without interest and less any required withholding taxes.

Concurrently with the execution of the Merger Agreement, in order to induce Parent and Merger Sub to enter into the Merger Agreement, MVC Capital, Inc., La Bella Holdings LLC, Timothy J. Dodd and Edward O. Irion (collectively, the “Stockholders”) who own an aggregate of 2,428,692 shares of Issuer Common Stock, 238,248 shares of Series D Preferred Stock and 1,065,000 shares of Series F Convertible Preferred Stock of the Issuer, $.01 par value per share (“Series F Preferred Stock”), entered into tender and support agreements (the “Tender and Support Agreements”) with Parent and Merger Sub, as more fully described in the Schedule 13D filed by Viterra.

Pursuant to the Tender and Support Agreements, each of the Stockholders has, among other things, agreed (i) to tender all of its shares of Issuer Common Stock and Series D Preferred Stock and, in the case of MVC Capital, Inc., to tender and convert all of its shares of Series F Preferred Stock, in accordance with the terms of its Tender and Support Agreement; (ii) to vote, and to irrevocably appoint Parent as its proxy and attorney-in-fact to vote, (A) in favor of the Merger, the adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement and (B) against (1) any alternative acquisition proposal, (2) any amendment of the Issuer’s organizational documents or other action, proposal, transaction or agreement involving the Issuer or any of its subsidiaries, which amendment or other action, proposal, transaction or agreement would in any manner impede, hinder, interfere with, frustrate, prevent, delay, adversely affect or nullify the Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or (3) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or other obligation or agreement of the Stockholder under the Tender and Support Agreement or of the Issuer under the Merger Agreement; and (iii) to abide by certain restrictions on the transfer of the Subject Shares (as defined below) owned by it and on its ability to enter into any other arrangements inconsistent with the Tender and Support Agreement.

Each Tender and Support Agreement terminates upon the earlier to occur of (i) the consummation of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) any amendment to the Merger Agreement entered into without the prior written consent of the Stockholder that is a party to such Tender and Support Agreement that (A) reduces the Minimum Condition (as defined in the Merger Agreement), (B) reduces the Common Offer Price (except as contemplated by Section 1.1(c) of the Merger Agreement) or (C) changes the form of consideration to be paid to holders of shares of Issuer Common Stock in the Offer.

As a result of the Tender and Support Agreements, Viterra may be deemed to be a beneficial owner of 2,428,692 shares of Issuer Common Stock, 238,248 shares of Series D Preferred Stock and 1,065,000 shares of Series F Preferred Stock (collectively, the “Subject Shares”), and may be deemed to have shared power to vote or direct the vote of the Subject Shares.  The Subject Shares constitute approximately 29.53% of the issued and outstanding shares of Issuer Common Stock, based on (i) the Issuer’s representation in the Merger Agreement that there were 10,764,932 shares of Issuer Common Stock issued and outstanding as of March 10, 2010 and (ii) the fact that as a result of the Tender and Support Agreement among Parent, Merger Sub and MVC Capital, Inc., Viterra, Parent and Merger Sub may be deemed to be the beneficial owner of 1,065,000 Series F Shares, which are convertible into shares of Issuer Common Stock.   By virtue of the limited nature of the Tender and Support Agreements, Viterra, Parent and Merger expressly disclaim beneficial ownership of the Subject Shares.